Bruce K. Riggs

EDUCATION:

INDIANA UNIVERSITY, Bloomington, Indiana
- MBA – Finance, December, 1987
- Pillsbury Foundation Scholar and Graduate Assistant

LAWRENCE UNIVERSITY, Appleton, Wisconsin
- BA – Economics and Spanish, 1983

Executive Education: *Lessons in Leadership*
- Harvard Business School Executive Education Program
- Targeted to Compaq's top global executives

CAREER EXPERIENCE

COO: *Volcon, Inc.*
- In service: February 2020 - Present

COMPAL ELECTRONICS, INC., Kunshan, China
SVP & COO Smart Device Business Group
- Responsible for SDBG Process Development and Life Cycle Management including NPI, Mass Production, Quality, Product Phasing and Service Fulfillment for Smart Phone, Smart Watch, Tablet, IoT, LCD TV and Cable Modem programs.
- Operations relationship management for Amazon, Apple, CAT, Fossil, HTC, HuaMi, LeTV, Liberty Global, Michael Kors, Monte Blanc, Nixon and Vodafone.
- Automation process development for 6-axis, in-line, robotics and automated test development including camera, acoustics, sensor, RF functions, AGV material movement, box folding & labeling.
- Facilities, Dorm and Food Service management to highest social responsibility and EEIC inspection standards.
- WW Operations & Service Fulfillment Centers in Kunshan, Nanjing, Bacheng and ChongQing, China; Noida, India;
- Management responsibility for $5.4B in customer operations with 36,000 DL & IDL employees worldwide.
- In Service: 2012 to 2017

QUANTA COMPUTER INCORPORATED, Changshu, China
SVP & General Manager, Changshu Operations & Overseas BU
- Responsible for Quanta Manufacturing and Service in Changshu including Apple iPod Touch and Optical Touch Monitors
- WW Configuration & Service Fulfillment Centers in Campinas, Brazil; Aachen, Germany; Fremont, CA; and Nashville, TN
- Regional assembly & test supporting Cisco and Sun Blade and Rack Mount Servers, Apple iMac, Acer, Lenovo, & Sony and Notebook fulfillment.
- Management responsibility for $4.3B in customer operations with 20,400 DL and IDL Employees Worldwide.
- In Service: February 2007 to 2011.

CAREER EXPERIENCE

GATEWAY COMPUTER, Irvine, California
SVP, Operations & Customer Care
Responsible for Product Fulfillment, Quality, Customer Service and Technical Support for Retail and Direct product lines.
Responsible for $4.0B in revenue fulfillment through operations in Shenzhen, China, Irvine, CA, Nashville, TN and North Sioux City, SD.
- Turn around of the post merger Gateway & eMachines operations: Achieved 14 pt improvement in Professional & Direct on-time delivery while simultaneously reducing inventory by $92M.
- Awarded Technology Business Review's (TBR) highest rating for Professional Product Support, 3Q06.
- In Service: August, 2005 through February, 2007

QUANTA COMPUTER INCORPORATED, Songjiang, China
- VP Responsible for Quanta Quality, Service Operations and Regional Configuration in Songjiang, China; The Netherlands; Aachen, Germany; Fremont, CA; and Nashville, TN
- Responsible for Surface Mount Technology (SMT) engineering and process development labs for 55 SMT lines and $70M in capital.
- In Service: February, 2003 to August, 2005

DELL INCORPORATED, Austin, Texas
- Vice President, Operations & Quality, Client Product Group
- Responsible for new product readiness, sustaining operations and life cycle quality for Dell's Latitude, Inspiron, Optiplex and Dimension product lines.
- Improved Product Life Cycle Reliability and Warranty Cost Management yielding $385M in warranty savings and $100M in logistics cost savings.
- September, 2000 to February, 2003.

COMPAQ COMPUTER CORPORATION, Houston, Texas
Vice President, WW Order Management & Logistics
- Manage Compaq's in-bound and out-bound logistics & distribution centers and 3rd party providers supporting distribution in 117 countries.
- Integration manager combining Alpha, Himalaya, Custom Systems and Professional Service order management on SAP platform.

Site Director & General Manager, Ayr, Scotland Operations
- Managed EMEA Demand Fulfillment and Order Management for Alpha Severs, Workstations, Storage Arrays
- Annual revenue of $1.2B and an employment base of 1100.
- Complete Compaq & Digital integration in the Ayr factory.
- Improved order predictability from 70% to 94% and reduced order cycle time from 15 days to 7 days while maintaining ATP planning.
- Outstanding performance rating.

Director, Corporate Memory Procurement, Houston, Texas
- Manage global sourcing, supplier development and supply logistics for a $1.6B annual purchase of DRAM, SRAM and Flash memory
- Developed & implemented a memory hub model using supplier owned inventory to support Houston, Scotland and Singapore.
- Compaq positions from June, 1995 through September, 2000.

AT&T GLOBAL INFORMATION SOLUTIONS & NCR CORPORATION
- Program Director, AT&T 3115 pen-based route sales terminal
- Electrical Commodity Manager, Clemson Manufacturing Operations.
- Senior Product Planning & Pricing Analyst, Dayton, Ohio
- Capital Budgeting Analyst, Dayton, Ohio
- AT&T GIS Exceptional Service Award, March, 1995
- NCR Workstation Division Corporate R&D Award, May, 1992
- NCR Corporate Manufacturing Award, August, 1991
- AT&T and NCR positions from January, 1988 to June, 1995

COMMUNITY EXPERIENCE:

Case Study Commentary: *"Eliminate the Middleman?"*
Harvard Business Review case by Ming-Hui Huang, March, 2006

Chairman, IEEE 1625 Laptop Battery Working Group
- Industry effort to improve design reliability margins for Li-Ion battery systems used in mobile computing. October, 2002

Guest Author for FLITE (For Living in Today's Economy)
- Newsletter for the employees of Adolph Coors Company, Golden, Colorado

Contributing Author of Small Business Start-up Kit,
- Chamber of Commerce, Lakewood, Colorado

Senior High Youth Leader
- Shanghai International Community Church: 2013 to 2016

Active Runner & Half-Marathon Team Leader
- Shanghai & OSIM Singapore Half-Marathons: 2012 to 2018